Alibaba Group Holding Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

July 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that Alibaba Group Holding Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2021, which was filed with the Securities and Exchange Commission on July 27, 2021.

Respectfully submitted,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Kevin Jinwei ZHANG
Company Secretary